FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Presentation Telefónica Digital - Services 2	3

Disclaimer

This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica’s performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information. Disclaimer

2 MR. JOSE PERDOMO Leading OBs Product differentiation beyond connectivity Market strength—Consumer Points of difference ????2015 Revenue target* €Bn 0.3-0.6 Market strength – Corporate / ?Government ?Service provisioning capability —A must have, not a nice to have for our society *According to guidance criteria

3 Telefónica Digital’s eHealth The case of Remote Patient Management (Chronics – RPM) Delivering peace of mind for your loved ones (Mobile Telecare) LATAM – The emerging big prize 1 2 3

1

Remote patient management – an essential transformation in healthcare

Unsustainable healthcare …

- Spend outpacing GDP growth by about 2 p.p./year driven by aging population with chronic conditions
- Chronic conditions represent:
  - 70-80% of costs, 2/3 of spending growth, 30-40% of population
  - 50% of hospitalisations – high annual rate of readmissions of 45-55% (high risk patients), and 700-1000 €/ day with an average length of stay of ~ 7.5 days.

… but a new way is possible

Proven “reported” reduction rates


Mortality rate 45%
Emergency admissions 20%
A&E visits 15%
Elective admissions 14%
Bed days 14%
Tariff costs 8%

We can help to address optimization in at least 25% of healthcare budgets

SOURCES: OECD Policy implications of New Economy 2000-2050; World Development Indicators database, World Bank, 1 July 2011; Kaiser Permanente Pyramid Model of Care; World Economic Forum 2007: “Working Towards Wellness. Accelerating the Prevention of Chronic Disease«; IESE Business School; Deloitte Consulting.

SOURCE: The Whole System Demonstrator project run by the UK Department of Health provided evidence involving 6,000 patients, started in September 2010.

4

Telefónica

5 Remote Healthcare – a fundamental need for the sector Source: http://www.telegraph.co.uk 1 Remote healthcare for three million patients http://www.3millionlives.co.uk/ “We’ve trialled it, it’s been a huge success – it works” “The aim – to improve three million lives over the next five years” “It’s going to put us miles ahead of other countries” “ … in partnership with the industry” A 1 billion euro market

1

Our proposition - an e2e service, truly patient centered

Multi-device and secured

- Biometrics & Clinical Management
- Multichannel Communications
- Content Management & BI
- Logistics/ Operations/ I+M
- Technical Support

Medical Staff



Integrated, inter - connecting professionals

Patients



Home and mobile, simple user experience

We are uniquely positioned to deliver mass e2e consumer services (B2B2C) and an ability to build change…

… based on a "per connected patient" business model

Chronic Pop. Distribution		Expected ARPU
1-2%*	High	100-200 €/ month
5%	Medium	30-50 €/ month
25%	Low	<1 €/ month


High
Medium
Low
Level of Risk

* Approx. 30-50% of total cost of care
SOURCE: Kaiser Permanente Pyramid model of care

6

Telefónica

7 Remote Healthcare – building credibility Source: “El mundo”. Luis Rosado (Valencia Health GM) – 5 million population region “… a multinational telecommunications company will be contracted to develop the chronic care plan” About 5% chronic patients consume around 3.000 M€ of the 6.000m€ total budget …” 1

8 NHS Lothian ?300k chronic patients; 15-30k mid/high risk* ?Trial for 300 COPD3 and CHF ?Potentially growing to 10k in 2013 North Somerset ?Trial service with 100 COPD ?1,000 connections potentially by end of 2013 ?NHS: Airedale, Rotherham, Camden and Islington ?Lloyds Healthcare Services UK We will deliver the first service in Europe (then in LATAM) 1 CHF: Congestive Heart Failure 2 WSD: Whole System Demonstrator 3 COPD: Chronic Obstructive Pulmonary Disease Valencia Health Agency ?1.7 M chronic patients* ?75-85k are high risk* ?First 12,000 patients in 2012 ?16 care programs designed Hospital del Mar (Barcelona) ?200 CHF1 patients ?Results aligned with UK WSD2 Building presence and evidence (trials) Building the pipeline Spain ?Basque Country, Galicia, Catalonia, Castilla La Mancha, Andalucía, Madrid 1 * Estimated based on population and industry economics (see sources in page 3)

9 5% covered by system* 20% not covered* B2B2C via local authorities / private institutions B2C Launch first in September in UK A substantial market opportunity for the mobile telecare service • Home/elderly care homes • 2.5 million users already in SP & UK with fixed telecare services (20 €/ month ARPU)* *Source: Antares Consulting S.A. 25% of Europe population fragile, looking for independent or assisted living* Target customers: • Elderly • Middle risk chronic patients • Med-high dependency • Disabled 2

10 Carers Platform Devices Mobile Telecare—Help @ Hand already launched in the UK (for B2B)… Mobile Emergency services Web & Mobile Price per user: 120-299 £ set-up, including device 20 £/month service fee Users • First client – Leeds County Council • 19 Health Organisations in “Try and Buy” • Pipeline of 75 clients (public and private) Service features • Panic button, fall detection • Reminders • Location & “safe zones” • Device management • User-friendly web Call Centre 24x7 • Alarm response • Proactivity 2

11 … and launching in September for B2C—positioned as mobile personal alarm support 2

3

LATAM - a market with a unique potential



Large out-of-pocket market (€32 Bn in Brazil*)

Greenfield in many areas – e.g. Telecare services

Large and growing **private-payer insurance sector** (25% of pops, >€1,100/person growing at 20% YoY)*

A **public sector** which can **do things completely differently**

*Source: Mensor Consultoría y Estrategia

12

Telefónica

13 We are now moving forward to capture the LATAM opportunity (e.g. Brazil) ?2 services launched in Q1 ?360k users in just three months (€4 M recurring annual revenue) ?Incremental 5-10% ARPU approx. ?9/10 for satisfaction and recommendation ?30,000 remotely managed patients ?Double digit growth 1 Delivering unique direct to consumer services 2 3 Building unique capabilities—Chronic Disease Management 3 Leveraging know-how and tech from EU into LATAM ?Delivering automatic appointment management ?Exploring remote patient management 6 million capitas 20 million capitas

eHealth – the global picture

	Services				
Remote Patient Management	▪ RPM for Chronic patients	Available/ leading OB	Being deployed	Being deployed	Planned
Telecare	▪ "Help@Hand"	Being deployed	Available/ leading OB	Planned	Planned
Health IT	▪ Health CRM/ Emergencies	Available/ leading OB		Being deployed	Being deployed
	▪ Digital Imaging	Available/ leading OB		Being deployed	Being deployed
	▪ Mobile productivity	Planned	Available/ leading OB		
	▪ "Digital" Hospital	Available/ leading OB			Planned
eHealth B2C	▪ Telecare	Being deployed	Available/ leading OB	Planned	Planned
	▪ Telehealth			Available/ leading OB	Planned

Available/ leading OB · Being deployed · Planned

14

Telefónica

15 “ I won’t give it back… It changes the whole concept of my life… “ “It’s a great peace of mind… When I check the device, all the vital signs and so… and everything is perfect…” “I feel much more confident knowing that someone is keeping an eye on my health every day. I think it’s great.” We can truly change people’s lives – their energy will make things happen Satisfaction 95% Prefer telehealth Recommendation 81% 100% Indicators* * SOURCE: iCor Project with Parc de Salut Mar, Spain. http://clinicaltrials.gov/ct2/show/NCT01495078?term=iCor&rank=1

16 In summary… ?A clear demand, a clear need, with growing evidence and institutional support, … ?… a new category – “truly changing people?s lives” ?Uniquely positioned, building credibility and market presence, ahead of competition ?Ready to materialize for when the market takes off – still some uncertainty in terms of timing of the “tipping point”

17 MR. ROBERTO DE LA PIAZZA Leading OBs Product differentiation beyond connectivity Market strength—Consumer Points of difference ????2015 Revenue target* €Bn 1.2-1.5 ?Distribution network ?Service provisioning capability —Selling content to the customer base ?Global Network *According to guidance criteria

18 Content is a killer app in the digital space Broadband penetration and speed growth boost video consumption 7Bn connected devices worldwide in 2015, able to stream video* >80% of internet traffic will be video by 2015* 80% of people use their tablet while watching TV** There is a rising expectation of Pay TV quality and usability The growth of video consumption over Internet is reshaping content windows map and business model Telcos are more likely to be seen by consumers as a trusted provider for internet video services Huge potential but low penetration of connected TVs provide a window of opportunity for operators with services based on STB * White Paper Cisco 2011, ** Nielsen Q4 2012 poll of mobile users in the US, UK, Germany & Italy

19 Our strategy to develop a different value proposition CONNECTIVITY FUNCTIONALITY CONTENT Strong Channel Support ?Fiber/LTE Investment ?IPTV/OTT/DTH development ?CDN guarantees quality ?Integrated with Operator Billing and CRM tools ?Multi device offering ?Linear, on demand and interactive services ?Global content negotiation unit ?Package across multi devices ?Selective ‘Exclusive’ production capability

20 Linear TV Hybrid TV OTT We believe we have the best distribution assets for capturing the opportunity through the entire value chain ?Fiber/LTE Investment ?IPTV/DTH development ?CDN guarantees quality

21 Linear TV – strong position, but we want to pick up the pace 675k 50k 400k 825k 125k 250k Colombia Venezuela Peru Chile Brazil 75k 135k 800k Germany Czech Spain ?Latin America – keeping the growth pace as medium class segment is growing fast ?Brazil- the market with largest potential ?Selective opportunities in Spain And a huge opportunity in the next few years March 2012 3.3 M customers 2010-2012 estimated growth 15% Expanding the business through our footprint 12% 26% 14% 32% 2008 24% 27% 20% 44% 2011 Pay TV Penetration* 37% 32% 24% 53% 2015 +13 pp ??2011-2015 +5 pp +4 pp +9 pp * Source: Pyramid Media Forecast 1Q 12

22 And we have started to build a power position in the hybrid / pure OTT video market ?Extending video services to the mass market ?Complementing traditional pay TV offers with multiscreen and VoD capabilities ?New entrants are trying to gain traction so strong track record is expected in the sector Sources: # PWC LATAM & EUROPE OTT VIDEO REVENUES (Exc ADVERTISING) MARKET IN 2015 # US$ 1 billion >125k subscribers are using our OTT services already A huge opportunity Leading the LATAM pure OTT video market

23 Acquisition Production OTT ?Global content negotiation unit ?Package across multiple devices We believe we have the best content assets for capturing the opportunity through the entire value chain UCC Global Content Unit ?Selective ‘Exclusive’ production capability

24 Revenues (millions of euros) Terra – A potential powerhouse 104 70 90 285 303 Audience (millions of unique visitors) Terra is investing in product and geography to maintain its lead in the digital media environment Source: comScore May 2012 2010 2011 MAY 2012 2010 2011

Reshaping digital content consumption

terra

Reshaping sports coverage delivering Xtreme Live events


GUADALAJARA 2011
Rio2016

7,000 LIVE EVENTS / MONTH
200 LIVE CONCERTS / YEAR
ORIGINAL PROGRAMMING
RIGHTS ACQUISITION

sundaytv

Global and local producers create unique offering


UNIVERSAL
A&E

FREEMIUM – UNIQUE OFFERING
>300,000 FREE USERS
~100,000 SUBSCRIBERS
LEADERSHIP IN LATAM

sonora

360º Music model integrates live music, content and streaming


Planeta Terra Festival 2011
terra
terra LIVE
sonora

FREEMIUM
2.25 MILLION EYEBALLS
>350,000 SUBSCRIBERS
LEADERSHIP IN LATAM

25

Telefónica

26 Content distribution conclusions ?Estimated growth of 15% in 2010-2012 in TV/Video market ?We have upsides in Brazil by participating in market expansion ?We also have upsides in Spain by expanding market footprint ?We have already started to build a strong position in OTT video services market ?Terra is a leading growing digital media that is reshaping the way people watch digital content

27 MR. VIVEK DEV Leading OBs Market strength—Consumer Points of difference ??2015 Revenue target Cloud +Security* €Bn 0.5-0.7 ???Service provisioning capability —The hidden opportunity in the new connected world Market strength – Corporate *According to guidance criteria

28 The hidden opportunity for Telefónica The hidden opportunity in the new connected world Global Trends Customer’s view • Professionalization & globalization of threats • Growing complexity – “perimeters” disappearing • Consumerization and mobilization • Social networking threats, child safety/ privacy risks • A ‘must have’ – top of mind • Willingness to pay • Telcos are trusted security providers … • … Best positioned to deliver

29 Electronic Security (ES) Mobile Security (MS) Information Security (IS) ?Protection of business assets and end user safety Consumers & SMBs Enterprises & Public Sector ?Consulting and management of security needs ?Secure mobile device management ?Protection of what matters most ?Secured mobile experience ?Digital confidence and child safety Making Security simple for our customers

30 Sustained growth capturing new categories 243 2011 102 60 79 Electronic Security (ES) Consumers and SMBs IS Enterprise Information Security (IS) Consumers and SMBs ES Enterprise Mobile Security <1 2 Telefónica Digital Revenues (€ M) + Social/ Child protection over our broadband base New telco-based digital opportunities Ride growth trend in LATAM of +20% yoy High smartphone/ tablet base growth Sustain or gain share in growing categories Capture untapped opportunities

31 Mass Information Security IS Enterprise Available in: Embracing online security EUROPE LATAM ?Managed security services ?3 Global Security Operation Centres (SOCs) ?Network & Cloud based services ?Market leader in Spain and Peru Device Network Cloud Child safety Digital experience protection Personal back-up & management Trusted service provider in the Information Security space

32 Available in: EUROPE LATAM Mass Electronic Security ES Enterprise ~ €30/month camera included ?Critical infrastructures ?City/civilian security, fleets, … ?Signal jamming ?Emergency services (e.g. 911/112) Next in: Compelling propositions in the Electronic Security space

Significant growth potential in the mobile security category

Consumer Mobile Security

Available in:



vivo SEGURANÇA ONLINE
675,000
users
20,500
June-11
Today

Next in:

Secure Mobile Device Management

Just launched in:

>10k users



Device theft or loss
Compliance & Network Security
Network Access Control
Data leak prevention
Certificate Management
App control & Antimalware
Content filtering
Selective wipe

~ €4/month

Next in:

33

Telefónica

34 In summary… ?Security is a high growth opportunity for us ?We are already leading established categories which will keep on growing significantly ?We are very well positioned to capture the new opportunities the digital world is creating

MR. STEPHEN SHURROCK 35 NEW COMMUNICATION SERVICES

36 The communications market is constantly changing and evolving ?OTT Comms have experienced significant growth . ?… though the market is fragmented with no established leader ?Clear that customers want to communicate in many different ways App to App & Call in-out App to App & Call out App to App Messages only Text OTT Voice oriented OTT (incl text) Source: Arthur D. Little Mobile Multi-device ?Changes in technology blur the traditional boundary between voice and data ?Requiring different approaches to our relationship with our customers

37 We have developed our strategy to compete in the OTT market and strengthen our relationship with our customers Source: Current Analysis Timeline Acquisition of Jajah Digital Creation of Telefónica Digital Comms strategy developed Launch of TU and first product Nov, 2011 – delivered Sept, 2011—delivered Dec, 2009 – delivered May, 2012 – delivered ?This is a cornerstone moment in the carrier’s history, and even perhaps the carrier industry as a whole (…) Nothing compares to the comprehensiveness of TU Me, or the global vision of the TU brand?

38 A clear vision about our product strategy ?To create truly useful products that people will engage with consistently ?This is done around 3 basic tenets: 1. Entering the pure Over the Top market with category defining services 2. Creating a new communications market that merges the best of Telco with the best of the web (“Over the Telco”) 3. Building it all on top of our own ecosystem

39 TU Me is the first global OTT product launched by TEF Digital, with encouraging initial results The app that lets me text, talk and share with my friends. All for free. Developed in 100 days by TEF Digital teams in Israel and Spain, built on the TU Core Platform, with beta launch on iOS in May 2012 Initial performance ?Launched 8th May on iOS ?Android on 18th June ?>250k active users ?As registrations increase engagement increases ?Top 4 countries by downloads: ?Spain ?UK ?USA ?Mexico engagement registered users

40 TU Me commercial proposition ?A way of competing against the new OTT players that will enable Telefónica to maintain and strengthen the relationship with its current customers … ?… and providing Telefónica a world-wide footprint Many options to monetize TU Me Break-out calling Roaming Video calling Digital goods e.g. Additional tiered data services (in OB’s) calling out Advertising

41 TU Go creates a new category – “Over The Telco” Taking the best of the web and integrating it to the best of traditional Telco Now your phone is an app and a service… …the service is available everywhere Always in sync in the Cloud

42 VIDEO

43 TU Go commercialization will be through the OBs Now call from any device using your TU go Mibile.pc.laptop. tablet

44 TU Core ecosystem will allow us to develop new business within Telefónica, with other Telcos and partners ?The TU Core ecosystem is at the heart of Telefónica Digital’s goal to create capability ?Enabling anyone to create their own voice-driven applications ?Operating businesses already develop their own propositions on top of the core platform… ?… along with a number of developers

45 New communication services conclusions ?Innovating in core communications for first time in 15 years by a major telco ?Bringing together core capability and assets with the best of the web ?Strategy to create comms products that our customers will engage with consistently and that strengthen their relationship with us ?Our journey has started successfully . ?… there is a long way to go ?Watch this space for future product releases and further innovation!

46 MR. CARLOS DOMINGO FIREFOX OS

47 In mobile, people use proprietary apps rather than the Web with two companies capturing a very large portion of the market Source: Gartner, Feb 2012 Android + iOS 74.7% of the smarpthone OS Market 50,9% Android 23,8% 11,7% 8,8% 4,8% iOS Symbian RIM Others Proprietary apps vs mobile Web

48 For the mobile Web to be a reality, a number of issues need to be addressed Web Apps Discovery Mechanism Web Apps Monetization Mechanism Mobile Web Standards Mobile Browser Performance Cross Platform Support

49 HTML5 is a major step towards making the Web the 3rd mobile ecosystem Providing a common framework for development of universal web pages and applications across desktop and mobile Apps will be portable across devices HTML5 mitigates fragmentations issues and is truly cross platform for mobile, desktop and tablets There are more developers in the world familiar with Web technologies than any other programming language Some key Web players are already developing entirely in HTML5 (Facebook, Twitter, Amazon, Financial Times, etc.) Lots of native mobile apps are in fact HTML5 based

50 We have partnered with a company that has the right experience to make HTML5 reach its full potential And created what we call Open Web Devices Enable a mobile browser to access all devices capabilities extending HTML5 standard to achieve this Improve mobile Web performance via a lighter OS and fast browser to provide the best mobile Web apps experience Offer Web app discoverability and monetization capabilities for developers via operator billing Create a reference implementation to advance mobile Web standards in other implementations

51 We are building a new ecosystem, which creates value for all the players who are part of it OPEN WEB DEVICES Developers Reduce development cost: “Do it once and run everywhere” Easy way to monetize through operator billing Users Better functionality and user experience at same price Open Web access to any mobile service * Original equipment manufacturer Firefox OS Take the web to mobile Key Internet Companies Accelerate their mobile strategy without any barriers OEMS* A new value proposition for customers, alternative to existing smarpthone OS f Telcos A more balanced ecosystem in mobile reducing dependence on closed OS Leverage billing capabilities d t i Chipset manufacturers New growth opportunity, alternative to existing smartphone OS for OEMs th

52 VIDEO

53 Initially, we are going to address cost driven customers following the disruptive innovation model Better User Experience for the same price Avoid going head to head initially with than alternative smartphone OS smartphone incumbents on the high end Bringing an affordable smartphone for the masses with a good UX and best mobile Web support Overcome the issue of a less developed ecosystem at launch by adressing low end customer segment First devices to hit the market in early 2013 p

54 DEMO

55 All of this will have a beneficial impact for Telefónica Why is important for Telefónica that a open Web based ecosystem emerges and what advantages OWD have? ?A more balance and open mobile ecosystem ?Eliminate developer fragmentation ?Better smartphone user experience at the same price point ?Accelerate smartpthone adoption and reduce device costs ?Accelerate standardization of HTML5 improvements ?New monetization mechanism for developers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 5th, 2012	By:	/s/ Ramiro Sánchez de Lerín García -Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors